Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage")
700, 400 - 3rd Avenue SW
Calgary, Alberta T2P 4H2

2.	Date of Material Change

March 4, 2011

3.	News Release

A news release disclosing in detail the information summarized in this material change report was issued by Advantage on March 7, 2011 and disseminated through the newswire services of CNW Newswire and would have been received by the securities commissions where Advantage is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change

On March 7, 2011 Advantage announced that Longview Oil Corp. ("Longview"), a wholly owned subsidiary of the Corporation, filed a preliminary prospectus on March 4, 2011 for an initial public offering (the "Offering") of common shares ("Common Shares"). Longview was created to acquire certain oil-weighted assets (the "Acquired Assets") of the Corporation located in West Central Alberta, Southeast Saskatchewan and the Lloydminster area of Saskatchewan with Q4 2010 average production of 6,220 boe/d (74% oil & natural gas liquids), proved reserves of 20.1 mmboe and proved plus probable ("P+P") reserves of 36.9 mmboe, based on a report prepared by Sproule & Associates Limited on the Acquired Assets for Advantage and Longview with an effective date of December 31, 2010.

Concurrent with closing of the Offering, Longview will purchase the Acquired Assets from Advantage (the " Transaction"), with consideration comprised of the net proceeds of the Offering, common shares of Longview and proceeds of $100 million to be drawn from an independent Longview credit facility (which is anticipated to be $200 million) to be established at closing. Advantage plans to use the cash proceeds from the Transaction to reduce outstanding bank indebtedness. The Transaction is conditional upon customary industry conditions including the approval of the Board of Directors of Advantage.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On March 7, 2011 Advantage announced that Longview, a wholly owned subsidiary of the Corporation, filed a preliminary prospectus on March 4, 2011 for the Offering, which is targeted to raise gross proceeds of $150 million prior to an over-allotment option of up to 15% of the base offering size, exercisable 30 days following the closing of the Offering.  The closing of the Offering is expected to occur in April, 2011.

Longview was created to acquire the Acquired Assets located in West Central Alberta, Southeast Saskatchewan and the Lloydminster area of Saskatchewan with Q4 2010 average production of 6,220 boe/d (74% oil & natural gas liquids), proved reserves of 20.1 mmboe and P+P reserves of 36.9 mmboe, based on a report prepared by Sproule & Associates Limited on the Acquired Assets for Advantage and Longview with an effective date of December 31, 2010. Longview’s business strategy is to provide shareholders with attractive long term returns that combine both growth and yield by exploiting the Acquired Assets in a financially disciplined manner, acquiring additional long-life oil and gas assets of a similar nature and through the payment of a monthly dividend.

Concurrent with closing of the Offering, Longview will purchase the Acquired Assets from Advantage, with consideration comprised of the net proceeds of the Offering, common shares of Longview and proceeds of $100 million to be drawn from an independent Longview credit facility (which is anticipated to be $200 million) to be established at closing. Advantage plans to use the cash proceeds from the Transaction to reduce outstanding bank indebtedness. The Transaction is conditional upon customary industry conditions including the approval of the Board of Directors of Advantage.

Advantage will retain an equity ownership interest of approximately 67% of the common shares of Longview (approximately 62% if the over-allotment option is exercised in full).  Concurrent with closing of the Offering, Advantage will enter into a Technical Services Agreement (the "TSA") with Longview. Under the TSA, Advantage will provide the necessary personnel and technical services to manage Longview's business and Longview will reimburse Advantage on a monthly basis for its share of administrative charges based on respective levels of production.  Longview will have an independent board of directors with three initial members and the officers of Longview will be Kelly Drader (President and Chief Executive Officer), Craig Blackwood (Chief Financial Officer) and Andy Mah (Chief Operating Officer).  The officers of Longview will provide services to Longview under the TSA but will remain as employees of Advantage.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Advantage Oil & Gas Ltd. 700, 400 - 3rd Avenue SW Calgary, Alberta T2P 4H2 Andy Mah, Chief Executive Officer or Kelly Drader, President and Chief Financial Officer Telephone: (403) 718-8000

9.	Date of Report

March 14, 2011

Advisory

The information in this material change report contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the anticipated size of the Offering, the anticipated timing for closing the Offering and the Transaction, Longview's anticipated sources of funds, Advantage's use of proceeds from the Transaction, Advantage's ownership in Longview upon completion of the Offering and the Transaction, the terms of the Technical Services Agreement, the advantages of the Transaction to both Advantage and Longview, and the estimated production for Advantage and Longview. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the ability to close the Offering and the Transaction on the terms and in the time currently expected, receiving all necessary consents and approvals for closing the Offering and the Transaction, the ability of Advantage, Longview and certain other parties to satisfy all of the conditions of the Offering and the Transaction, the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's and Longview's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage and Longview will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.  For additional risk factors in respect of Advantage and its business, please refer to its Annual Information Form dated March 16, 2010 which is available on SEDAR at www.sedar.com and www.advantageog.com.

Reserves and Resources Disclosure

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel.  Such conversion rates are based on an energy equivalency conversion method application at the burner tip and do not represent an economic value equivalency at the wellhead.

Residents of the United States

The common shares offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This material change report shall not constitute an offer to sell, or the solicitation of an offer to buy Common Shares in the United States, nor shall there be any sale of Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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